Exhibit 99.1

Luxoft Holding, Inc. Announces Approval of the Reorganization of IBS Group Holding Limited

NEW YORK — October 28, 2014 (BUSINESS WIRE) — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that IBS Group Holding Limited (“IBS Group”), the controlling shareholder of Luxoft Holding, Inc (“Luxoft” or the “Company”) reported that the previously announced proposal to reorganize IBS Group via an exchange of shares and Global Depository Receipts (“GDRs”) of IBS Group for shares of Luxoft through a Scheme of arrangement (the “Scheme”) was approved on October 27th.

As per IBS Group’s announcement, holders of the GDRs listed on the regulated market of the Frankfurt Stock Exchange and holders of issued and outstanding shares in IBS Group, other than the shares held by BXA Investments Ltd and Croyton Limited, (the “Scheme Shares”, and together with the GDRs the Scheme Securities”) will receive for each Scheme Security cancelled pursuant to the Scheme, 0.95 shares in Luxoft. The Court Hearing, where the Isle of Man Courts of Justice is expected to sanction the Scheme, is scheduled to take place on November 6, 2014 and the Scheme is expected to become effective on November 7, 2014.  The settlement of the Scheme and delivery of the shares in Luxoft is expected to take place on or before November 20, 2014.

According to IBS Group, it currently has 22,610,244 shares issued and outstanding, 8,425,082 of which are now subject to the approved Scheme, representing a 37.3% of the share capital of IBS Group. Luxoft Holding currently has 32,851,345 shares issued and outstanding, of which 22,540,155 shares, or 68.6%, are owned by IBS Group, and 8,779,356 shares, or 26.7%, represent free float of the Company as of June 30, 2014.  As a result of the approved scheme, Luxoft will be adding 8,003,828 shares to its free float, making the total amount of free float 16,783,184, or 51%, based on share numbers as of June 30, 2014 and giving effect to the settlement of the Scheme and delivery of Luxoft shares to the minority shareholders of IBS Group.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 7,700 employees across 22 offices in 14 countries in North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland, tax domicile in London, U.K. and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts:

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Patrick R. Corcoran, +1 212-964-9900 ext. 2453
Manager, Public Relations
pcorcoran@luxoft.com